Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 12, 2015 relating to the consolidated financial statements of Sears Canada Inc. and subsidiaries (“the Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Sears Canada Inc. for the 52 week-period ended January 31, 2015.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 13, 2015